Exhibit 21.1

SUBSIDIARIES OF SHIFT4 PAYMENTS, INC.

Name	Place of Organization
Shift4 Payments, LLC	Delaware Limited Liability Company
FUTURE POS, LLC	Pennsylvania Limited Liability Company
Harbortouch Financial, LLC	Pennsylvania Limited Liability Company
Independent Resources Network, LLC	New York Limited Liability Company
MSI Merchant Services Holdings LLC	New Jersey Limited Liability Company
POSitouch, LLC	Rhode Island Limited Liability Company
RESTAURANT MANAGER, LLC	Delaware Limited Liability Company
SHIFT4 CORPORATION	Nevada Corporation
SHIFT4PAYMENTS FINANCE SUB, INC.	Delaware Corporation
S4-ML HOLDINGS, LLC	Delaware Limited Liability Company
Merchant-Link, LLC	Delaware Limited Liability Company
Shift4Shop, LLC	Delaware Limited Liability Company
MICROS RETAIL SYSTEMS, LLC	New Jersey Limited Liability Company
Inspiration4, LLC	Delaware Limited Liability Company
FourX Holdings, LLC	Delaware Limited Liability Company
VenueNext, Inc.	Delaware Corporation